Commission File Number: 000-30092


                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING


                                   (Check One)

                   [X] Form 10-K and Form 10-KSB [ ] Form 11-K
                    [ ] Form 20-F[ ] Form 10-Q [ ] Form N-SAR
                       For Period Ended: December 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A


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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A



Part I - Registrant Information

         Full Name of Registrant:   International Menu Solutions Corporation
         Former name if applicable: N/A


         Address of Principal
         Executive Office (Street and Number): 350 Creditstone Road, Unit 202
                                               Concord, Ontario Canada L4K 3Z2



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Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     As a result of the current cash flow difficulties of the Company, it is not able to complete payment of its audit fees for the year ended December 31, 1999. As such its current auditors have been, under SEC rules, precluded from performing an audit for the year ended December 31, 2000. Due to its continuing cash flow difficulties and financial position, the Company has not been in a position to replace its current auditor with another auditor. The Company can not currently project when, or if, it will be in a position to make such filing.

     Accordingly, the Registrant is unable to file its Form 10-K for the period ended December 31, 2000 within the prescribed time period without unreasonable effort and expense.



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     Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    Kevan Crawford                 (416)                     366-6368
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     (Name)                        (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



The Company incurred substantial operating and net losses in the year ended December 31, 2000. Based on the Company's preliminary, unaudited, management prepared results for the year ended December 31, 2000, the Company believes its operating loss and net loss were approximately CDN$16.4 million and CDN$19.6 million, respectively, compared to 1999 operating loss and net loss of approximately CDN$1.7 million and CDN$2.5 million, respectively. The Company believes its net bank overdraft position (bank overdraft less cash) as at December 31, 2000 increased to CDN$12.1 million from CDN$5.6 million at December 31, 1999.

The Company believes that its significant losses during the year ended December 31, 2000 related, in a large part, to the following:

1. The sale of its Seafood Selections product line, including associated write-downs of inventory determined to be unsaleable, write-downs of receivables determined to be uncollectible, and the reversal of a gain on sale originally recorded on the sale of the rights to the Company's Seafood Selections product line, when it was determined that the expected proceeds for the gain were uncollectible.

2. The discontinuance of the Company's Prime Foods subsidiary including the write-down of accounts receivable, inventory, plant and equipment to net realizable value and the establishment of a reserve for future losses expected to be incurred as a result of the decision to discontinue the division's operations.



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3.   The Company's Tasty Selections subsidiary incurred losses as it continued
     to rationalize product lines, discontinue low margin product lines, and integrate the operations of the Company's Ultimate Cookie division into its operations, including the cost to move the Ultimate Cookie operations from Montreal to Concord.

4. In the Company's corporate division, in addition to its ongoing overhead, the Company incurred significantly higher interest costs, increased professional fees related to securities matters, acquisition activities and financing activities and increased artwork production costs for the existing subsidiaries and retail customers. As well, based on the current financial position of the Company, the Company wrote off certain intangible assets, including artwork costs and goodwill associated with the acquisition of its Prime Foods subsidiary. Other significant costs included the cost of rent on premises the Company intended to utilize, but, as a result of its cash and debt position, was not utilized.

5. In September, 2000, the Company entered into an Interim Operating Agreement with Great American Barbecue Company ("GABCO") of Weimer Texas. As part of this agreement, the Company provided a secured loan to GABCO in the amount of CDN$1,500,000. Subsequent to the year-end the Company determined that the amount is likely uncollectible. As a result, the Company established a reserve in the amount of the loan plus accrued interest to December 31, 2000.

As a result of the above, and despite the fact that the Company's four remaining operating subsidiaries are, management believes, profitable, the Company's substantial debt levels and the level of its corporate overhead costs relative to sales continued to contribute to the deterioration of the Company's working capital, tangible net worth, and debt to equity positions. While the Company was able to obtain additional debt financing in June and September 2000 (the "June 2000 debt") as well as additional bank financing, it was unable to obtain significant equity or debt financing to finance its operations or replace the June 2000 debt.

As disclosed in the Company's December 20, 2000 and February 22, 2001 press releases and 8-K filing of the same dates, the Company has failed to maintain compliance with the financial covenants of its secured debt facilities, including its bank operating line and other secured debt.

Subsequent to the above mentioned disclosures, the Company was unable to repay its June 2000 short-term subordinated debt, and despite progress in rationalizing costs and lowering the cost structure of its operations, the Company's cash requirements continues to exceed the availability of funds. Also as disclosed in the February 22, 2001 press release, the Company initiated the process to sell its operating assets in cooperation with its secured lenders in an effort to preserve stakeholder values. As of the date of this filing, this process is concluding and the Company expects to make additional disclosures soon.


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                    INTERNATIONAL MENU SOLUTIONS CORPORATION
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2001                              ------------------------------
                                                  Name: Kevan Crawford
                                                  Title: Chief Financial Officer